UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
As previously disclosed, DryShips Inc. (the "Company") entered into a common stock purchase agreement (the "Purchase Agreement") with Kalani Investments Limited (the "Investor"), dated as of December 23, 2016, relating to the public offering by the Company of (i) up to $200.0 million of the Company's shares of common stock, par value $0.01 per share, to the Investor over a 24 month period (the "Shares") and (ii) up to an aggregate of $1.5 million of shares of the Company's common stock, par value $0.01 per share, issuable to the Investor as a commitment fee in consideration for entering into the Purchase Agreement.  Capitalized terms used herein and not otherwise defined have the meanings given in the Purchase Agreement, which was included as Exhibit 1.1 to the Report on Form 6-K filed by the Company with the Securities and Exchange Commission (the "SEC") on December 27, 2016. The information in this Report on Form 6-K does not reflect any adjustment for the previously announced 1-for-8 reverse stock split of the Company's common shares that will take effect as of opening of trading on January 23, 2017.
As mutually agreed to by the Company and the Investor, the Company sold 38,600,767 Shares to the Investor, pursuant to a Fixed Request Notice with a Fixed Request Amount Requested of $20.0 million and an Optional Amount of $24.4 million following a Pricing Period from January 17, 2017 to January 20, 2017. The Fixed Request Amount was $20.0 million, subject to a price per share of $1.39 mutually agreed to by the parties, and the Optional Amount Exercise Amount was $24.4 million, subject to a price per share of $1.01 mutually agreed to by the parties, for an aggregate gross purchase price of $44.4 million, resulting in estimated net proceeds of $44.0 million, after deducting the Company's estimated aggregate offering expenses.
Between the date of the Purchase Agreement, December 23, 2016, and January 20, 2017, the Company has sold an aggregate 73,841,328 Shares to the Investor at an average price of approximately $1.77 per share. The aggregate gross purchase price for these Shares was $130.5 million. The Company's estimated aggregate net proceeds from the sale of these Shares is approximately $129.2 million, after deducting estimated aggregate offering expenses. Following the settlement for all of such Shares sold as of the date hereof, the Company will have a total of 107,934,530 shares of common stock outstanding. As of the date hereof, up to $69.5 million of the Shares is remaining that the Company may sell pursuant to the Purchase Agreement.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-202821) that was filed with the SEC and became effective on May 7, 2015.
Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events, including the issuer managed equity transaction and the Company's financial performance and may include statements concerning plans, objectives, goals, strategies and other statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the price and trading volume of our common stock, the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure financing for acquisitions, capital expenditures or refinancing for existing indebtedness on acceptable terms or at all, defaults or contract terminations by one or more charterers of the Company's vessels, changes in demand for drybulk or liquefied petroleum gas commodities, liquefied petroleum gas or offshore support services, changes in charter rates that may affect the willingness of time charterers to complete their charters or cause time charterers to seek to renegotiate charters, scheduled and unscheduled drydocking, changes in the Company's voyage and operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by the Company with the SEC, including the Company's most recently filed Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: January 20, 2017	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
President and Chief Financial Officer